UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 14, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

世界在你眼前　東航在你身邊

Interim Report 2011

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 00670)

This interim report is printed on environmentally friendly, totally chlorine-free paper.

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby presents the unaudited interim condensed consolidated financial information of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2011 (which were reviewed and approved by the Board and the audit and risk management committee of the Company (the “Audit Committee”) on 29 August 2011), with comparative figures for the corresponding financial information in 2010. The Company’s external auditors have conducted a review of the 2011 interim condensed consolidated financial information in accordance with the International Standard on Review Engagements 2410.

The interim condensed consolidated financial information of the Group for the six months ended 30 June 2011 is unaudited and does not necessarily indicate annual or future results.

REPORT ON REVIEW OF INTERIM CONDENSED FINANCIAL INFORMATION

TO THE SHAREHOLDERS OF CHINA EASTERN AIRLINES CORPORATION LIMITED
(incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim condensed consolidated financial information set out on pages 3 to 43, which comprises the condensed consolidated balance sheet of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2011 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34“Interim Financial Reporting”. The Board is responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period ended 30 June 2010 and related explanatory notes were not reviewed. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 29 August 2011

2	China Eastern Airlines Corporation Limited | Interim Report 2011

INTERIM FINANCIAL INFORMATION
Prepared in accordance with International Financial Reporting Standards (“IFRS”)
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2011

		(Unaudited)
		Six months ended 30 June
		2011	2010
	Note	RMB’000	RMB’000

Revenues	6	38,079,190	33,127,332
Other operating income		379,461	317,421
Operating expenses
Aircraft fuel		(13,377,068)	(10,019,390)
Gain on fair value movements of derivatives financial instruments	8	85,496	224,526
Take-off and landing charges		(3,888,726)	(3,401,308)
Depreciation and amortisation		(3,360,471)	(3,217,244)
Wages, salaries and benefits		(4,193,998)	(3,504,886)
Aircraft maintenance		(1,852,945)	(1,993,048)
Food and beverages		(962,742)	(700,759)
Aircraft operating lease rentals		(1,934,634)	(1,916,562)
Other operating lease rentals		(314,715)	(258,104)
Selling and marketing expenses		(1,769,625)	(1,591,849)
Civil aviation infrastructure levies		(655,172)	(613,885)
Ground services and other charges		(246,893)	(181,924)
Office, administrative and other expenses		(3,716,462)	(3,729,656)

Total operating expenses		(36,187,955)	(30,904,089)

Operating profit		2,270,696	2,540,664
Share of results of associates		42,581	7,755
Share of results of jointly controlled entities		15,281	13,716
Finance income	9	855,054	190,936
Finance costs	10	(716,019)	(781,776)

Profit before income tax		2,467,593	1,971,295
Income tax	11	(119,967)	(45,889)

Profit for the period		2,347,626	1,925,406

China Eastern Airlines Corporation Limited | Interim Report 2011	3

Prepared in accordance with International Financial Reporting Standards (“IFRS”)
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2011

		(Unaudited)
		Six months ended 30 June
		2011	2010
	Note	RMB’000	RMB’000
Profit attributable to:
Owners of the parent		2,279,255	1,760,561
Non-controlling interests		68,371	164,845

		2,347,626	1,925,406

Earnings per share attributable to owners of the parent during the period
– Basic and diluted (RMB)	12	0.20	0.16

Profit for the period		2,347,626	1,925,406
Other comprehensive income for the period
Cash flow hedges, net of tax	13	(21,726)	(61,826)
Fair value movements of available-for-sale investments held by associates		(4,900)	-
Fair value movements of available-for-sale investments		534	(1,607)

Total comprehensive income for the period		2,321,534	1,861,973

Total comprehensive income attributable to:
Owners of the parent		2,253,163	1,697,128
Non-controlling interests		68,371	164,845

		2,321,534	1,861,973

4	China Eastern Airlines Corporation Limited | Interim Report 2011

Prepared in accordance with IFRS
CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2011

		(Unaudited)	(Audited)
		30 June	31 December
		2011	2010
	Note	RMB’000	RMB’000
Non-current assets
Intangible assets	16	11,346,368	11,333,376
Property, plant and equipment	17	69,932,294	68,822,273
Lease prepayments		1,393,112	1,406,156
Advanced payments on acquisition of aircraft	18	9,161,041	6,356,602
Investments in associates		845,350	807,669
Investments in jointly controlled entities		407,101	406,170
Available-for-sale financial assets		238,333	242,005
Other long-term assets		1,841,155	1,752,115
Deferred tax assets		55,081	75,188
Derivative assets		10,722	52,081

		95,230,557	91,253,635

Current assets
Flight equipment spare parts		1,429,818	1,286,898
Trade receivables	19	2,537,132	2,127,446
Prepayments, deposits and other receivables		5,052,829	5,157,004
Cash and cash equivalents		4,285,855	3,078,228
Derivative assets		7,249	18,970
Non-current assets held for sale		411,535	411,535

		13,724,418	12,080,081

Current liabilities
Sales in advance of carriage		2,768,079	2,577,855
Trade payables and notes payable	20	3,113,589	4,275,443
Other payables and accrued expenses		16,154,897	14,536,168
Current portion of obligations under finance leases	21	2,257,027	2,137,831
Current portion of borrowings	22	19,782,740	15,210,660
Income tax payable		127,650	64,787
Current portion of provision for return condition checks for aircraft under operating leases		467,013	339,091
Derivative liabilities		7,142	121,982

		44,678,137	39,263,817

Net current liabilities		(30,953,719)	(27,183,736)

Total assets less current liabilities		64,276,838	64,069,899

China Eastern Airlines Corporation Limited | Interim Report 2011	5

Prepared in accordance with IFRS
CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2011

		(Unaudited)	(Audited)
		30 June	31 December
		2011	2010
	Note	RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	21	17,008,506	17,070,502
Borrowings	22	20,059,317	23,354,997
Provision for return condition checks for aircraft under operating leases		2,551,574	2,475,412
Other long-term liabilities		1,930,559	1,804,862
Post-retirement benefit obligations		2,732,169	2,556,001
Deferred tax liabilities		29,601	51,814
Derivative liabilities		226,583	194,425

		44,538,309	47,508,013

Net assets		19,738,529	16,561,886

Equity
Capital and reserves attributable to owners of the parent
– Share capital	23	11,276,539	11,276,539
– Reserves		6,247,911	3,994,748

		17,524,450	15,271,287
Non-controlling interests		2,214,079	1,290,599

Total equity		19,738,529	16,561,886

6	China Eastern Airlines Corporation Limited | Interim Report 2011

Prepared in accordance with IFRS
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2011

	(Unaudited)
	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000

Net cash inflow from operating activities	5,515,206	4,821,423
Net cash outflow from investing activities	(5,526,675)	(4,700,899)
Net cash inflow from financing activities	1,230,130	2,626,040

Net increase in cash and cash equivalents	1,218,661	2,746,564
Cash and cash equivalents at 1 January	3,078,228	1,735,248
Exchange adjustments	(11,034)	(21,047)

Cash and cash equivalents at 30 June	4,285,855	4,460,765

China Eastern Airlines Corporation Limited | Interim Report 2011	7

Prepared in accordance with IFRS
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2011

	Attributable to owners of the parent
					Non-
	Share	Other	Accumulated		controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Six months ended 30 June 2011 (Unaudited)

Balance at 1 January 2011	11,276,539	16,950,255	(12,955,507)	15,271,287	1,290,599	16,561,886
Total comprehensive income for the six months ended 30 June 2011	–	(26,092)	2,279,255	2,253,163	68,371	2,321,534
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(149,391)	(149,391)
Capital contribution by non-controlling interests in subsidiary	–	–	–	–	1,004,500	1,004,500

Balance at 30 June 2011	11,276,539	16,924,163	(10,676,252)	17,524,450	2,214,079	19,738,529

Six months ended 30 June 2010 (Unaudited)

Balance at 1 January 2010	9,581,700	9,566,349	(17,913,496)	1,234,553	441,628	1,676,181
Total comprehensive income for the six months ended 30 June 2010	–	(63,433)	1,760,561	1,697,128	164,845	1,861,973
Issuance of new shares for the acquisition of Shanghai Airlines Co., Ltd. (“Shanghai Airlines”)	1,694,839	5,152,310	–	6,847,149	–	6,847,149
Non-controlling interests addition through the acquisition of Shanghai Airlines	–	–	–	–	53,920	53,920
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(5,413)	(5,413)
Capital contribution by non-controlling interests in subsidiaries	–	–	–	–	352,060	352,060

Balance at 30 June 2010	11,276,539	14,655,226	(16,152,935)	9,778,830	1,007,040	10,785,870

8	China Eastern Airlines Corporation Limited | Interim Report 2011

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	Corporate Information

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

This condensed consolidated interim financial information was approved for issue by the Company’s Board on 29 August 2011.

This condensed consolidated interim financial information has not been audited.

2.	Basis of preparation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2011 (the “Current Period”) has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2010, which have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”).

In preparing the interim financial information, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit.

China Eastern Airlines Corporation Limited | Interim Report 2011	9

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

2.	Basis of preparation (cont’d)

As at 30 June 2011, the Group’s accumulated losses were approximately RMB10.68 billion; and its current liabilities exceeded its current assets by approximately RMB30.95 billion.

Against this background, the Board has taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As at 30 June 2011, the Group had total unused credit facilities of approximately RMB25.4 billion from certain banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the credit facilities and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due and its capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	Accounting policies

Except as described in note 3(a) below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2010, as described in those annual financial statements.

10	China Eastern Airlines Corporation Limited | Interim Report 2011

3.	Accounting policies (cont’d)

(a)	New standards, amendments and interpretations to existing standards which are effective for accounting periods beginning on or after 1 January 2011 and adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s existed business and mandatory for the first time for the financial year beginning 1 January 2011:

•
The improvement related to IAS 34 “Interim financial reporting” in the Third Improvement Project is an amendment which emphasises the existing disclosure principles in IAS 34 and adds further guidance to illustrate how to apply these principles. Greater emphasis has been placed on the disclosure principles for significant events and transactions. Additional requirements cover disclosure of changes to fair value measurement (if significant), and the need to update relevant information from the most recent annual report. The improvement only results in additional disclosures.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2011 and have no material impact for the Group:

•	The improvement related to IAS 1	Presentation of financial statements
•	The improvement related to IFRS 7	Financial instruments: Disclosures
•	The improvement related to IFRIC–Int 13	Customer loyalty programmes
•	The improvement related to IAS 27	Consolidated and separate financial statements
•	The improvement related to IFRS 3 (revised)	Business combinations

China Eastern Airlines Corporation Limited | Interim Report 2011	11

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

3.	Accounting policies (cont’d)

(a)	(cont’d)

The following new standards, amendments and interpretations to existing standards are mandatory for the first time for the financial year beginning 1 January 2011, but are not currently relevant for the Group:

•	IAS 32 (Amendment)	Financial Instruments: Disclosure and Presentation
– Classification of Rights Issue
•	IFRS 1 (Amendment)	First-time Adoption of IFRSs – Limited Exemptions from Comparative IFRS 7 Disclosures for
First-time Adopters
•	IFRIC–Int 14 (Amendment)	Prepayments of a Minimum Funding Requirement
•	IFRIC–Int 19	Extinguishing Financial Liabilities with Equity Instruments

(b)	Standards, amendments and interpretations to existing standards that are not yet effective for the financial year beginning 1 January 2011 and have not been early adopted

The IASB has also issued certain new/revised standards, amendments or interpretations to existing standards (collectively the “New or Revised IFRSs”). The New or Revised IFRSs are not yet effective for the financial year beginning 1 January 2011. The Group has not early adopted the “New and Revised IFRSs” and is assessing the impact but is not yet in a position to state whether any substantial changes to the Group’s accounting policies or to the presentation of the financial statements will be resulted.

4.	Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2010.

12	China Eastern Airlines Corporation Limited | Interim Report 2011

5.	Financial risk management

(a)	Financial Risk Factors

The Group’s activities expose to a variety of financial risks: market risk (including currency risk, interest rate risk and fuel price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2010.

There have been no changes in risk management policies since year ended 31 December 2010.

(b)	Liquidity Risk

The Group’s primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and both short and long term bank loans. The Group generally finances the acquisition of aircraft through long-term finance leases and bank loans.

The Group operates with a working capital deficit. As at 30 June 2011, the Group’s net current liabilities amounted to RMB30,954 million (2010: RMB27,184 million). For six months ended 30 June 2011, the Group recorded a net cash inflow from operating activities of RMB5,515 million (2010: inflow of RMB4,821 million), a net cash outflow from investing activities and financing activities of RMB4,296 million (2010: outflow of RMB2,074 million), and an increase in cash and cash equivalents of RMB1,219 million (2010: increase of RMB2,747 million).

China Eastern Airlines Corporation Limited | Interim Report 2011	13

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	Financial risk management (cont’d)

(b)	Liquidity Risk (cont’d)

The Board believes that cash from operations and short and long term bank borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Board believes that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

Management monitors rolling forecasts of the Group’s liquidity reserves on the basis of expected cash flows.

The table below analyses the Group’s financial liabilities that will be settled by relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than	Between	Between
	1 year	1 and 2 years	2 and 5 years	Over 5 years
	RMB’000	RMB’000	RMB’000	RMB’000
At 30 June 2011 (Unaudited)
Borrowings	20,732,978	8,293,489	6,433,549	6,618,431
Obligations under finance leases	2,574,853	2,674,904	7,659,379	7,920,809
Trade and other payables	18,683,802	8,629	266,360	309,695

Total	41,991,633	10,977,022	14,359,288	14,848,935

At 31 December 2010 (Audited)
Borrowings	16,113,516	8,591,821	9,140,195	6,729,831
Obligations under finance leases	2,476,451	2,539,816	7,498,600	8,359,802
Trade and other payables	18,151,076	8,830	336,761	314,944

Total	36,741,043	11,140,467	16,975,556	15,404,577

14	China Eastern Airlines Corporation Limited | Interim Report 2011

5.	Financial risk management (cont’d)

(c)	Fair Value Estimation

The following table presents the Group’s assets and liabilities that are measured at fair value at 30 June 2011 and 31 December 2010.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

At 30 June 2011(Unaudited)
Assets
Derivatives financial instruments
– Crude oil option contracts	–	7,249	–	7,249
– Interest rate swaps	–	10,722	–	10,722
Available-for-sale financial assets	1,797	–	236,536	238,333

Total	1,797	17,971	236,536	256,304

Liabilities
Derivatives financial instruments
– Crude oil option contracts	–	4,562	–	4,562
– Interest rate swaps	–	169,535	–	169,535
– Forward foreign exchange contracts	–	59,628	–	59,628

Total	–	233,725	–	233,725

China Eastern Airlines Corporation Limited | Interim Report 2011	15

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	Financial risk management (cont’d)

(c)	Fair Value Estimation (cont’d)

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2010 (Audited)
Assets
Derivatives financial instruments
– Crude oil option contracts	–	18,970	–	18,970
– Interest rate swaps	–	52,081	–	52,081
Available-for-sale financial assets	5,469	–	236,536	242,005

Total	5,469	71,051	236,536	313,056

Liabilities
Derivatives financial instruments
– Crude oil option contracts	–	48,612	–	48,612
– Interest rate swaps	–	191,247	–	191,247
– Forward foreign exchange
contracts	–	76,548	–	76,548

Total	–	316,407	–	316,407

The different levels are defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

16	China Eastern Airlines Corporation Limited | Interim Report 2011

5.	Financial risk management (cont’d)

For the six months ended 30 June 2011, there were no significant changes in the business or economic circumstances that affect the fair value of the Group’s financial assets and financial liabilities.

For the six months ended 30 June 2011, there was no reclassification of financial assets.

6.	Revenues

The Group is principally engaged in operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000

Traffic revenues
– Passenger	31,794,486	25,937,847
– Cargo and mail	3,580,560	4,210,377
Tour operations income	897,961	834,540
Ground service income	856,837	597,406
Commission income	299,047	172,166
Others	650,299	1,374,996

	38,079,190	33,127,332

Note:

Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by Ministry of Finance and the State Administration of Taxation, the Group’s revenues from the provision of international transportation services are exempt from business tax from 1 January 2010.

China Eastern Airlines Corporation Limited | Interim Report 2011	17

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

6.	Revenues (cont’d)

Pursuant to the relevant tax rules and regulations in the PRC, the Group’s domestic traffic revenues are subject to business tax levied at rate of 3% and majority of the Group’s tour operations income, ground service income, commission income and other revenues are subject to business tax levied at rates of 3% or 5%.

The business tax incurred and set off against the above Group’s revenues for the six months ended 30 June 2011 amounted to approximately RMB776 million (2010: approximately RMB661 million).

7.	Segment information

(a)	Chief Operation Decision Maker (“CODM”), Office of the General Manager, Reviews the Group’s Internal Reporting in order to Assess Performance and Allocate Resources.

The Group has one major reportable operating segment, the “airline operations”. The “airline operations” comprises the provision of air passenger, air cargo services, mail and ground logistics.

Other services including tour operations, aviation training, air catering and other miscellaneous services are not included within the airline operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue, profit and loss, assets and liabilities arising from different accounting policies are set out in Note 7(c) below.

18	China Eastern Airlines Corporation Limited | Interim Report 2011

7.	Segment information (cont’d)

(a)	(cont’d)

The segment results (under PRC Accounting Standards) for the six months ended 30 June 2011 are as follows:

			(Unaudited)
	Airline	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	37,830,299	951,855	–	–	38,782,154
Inter-segment sales	–	92,464	(92,464)	–	–

Reportable segment revenue	37,830,299	1,044,319	(92,464)	–	38,782,154

Reportable segment profit before income tax	2,559,372	19,990	–	63,472	2,642,834

Other segment information
Depreciation and amortisation	3,497,463	44,839	–	–	3,542,302
Impairment losses	35,199	21	–	–	35,220
Capital expenditure	7,340,893	61,764	–	–	7,402,657

China Eastern Airlines Corporation Limited | Interim Report 2011	19

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	Segment information (cont’d)

(a)	(cont’d)

The segment results (under PRC Accounting Standards) for the six months ended 30 June 2010 are as follows:

			(Unaudited)
	Airline	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	31,885,898	1,750,275	–	–	33,636,173
Inter-segment sales	210,752	208,018	(418,770)	–	–

Reportable segment revenue	32,096,650	1,958,293	(418,770)	–	33,636,173

Reportable segment profit before income tax	2,105,186	36,825	–	25,626	2,167,637

Other segment information
Depreciation and amortisation	3,283,165	46,409	–	–	3,329,574
Impairment losses	76,552	373	–	–	76,925
Capital expenditure	6,486,975	34,970	–	–	6,521,945

20	China Eastern Airlines Corporation Limited | Interim Report 2011

7.	Segment information (cont’d)

(a)	(cont’d)

The segment assets and liabilities (under PRC Accounting Standards) as at 30 June 2011 and 31 December 2010 are as follows:

	Airline	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 30 June 2011 (Unaudited)
Reportable segment assets	103,076,871	2,017,297	(156,609)	1,490,784	106,428,343
Reportable segment liabilities	85,652,954	1,006,043	(156,609)	–	86,502,388

At 31 December 2010 (Audited)
Reportable segment assets	97,500,563	2,045,617	(191,907)	1,455,844	100,810,117
Reportable segment liabilities	83,387,701	1,038,146	(191,907)	–	84,233,940

*
Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities.

(b)	The Group’s Business Segments Operate in Three Main Geographical Areas, even though They are Managed on a Worldwide Basis.

The Group’s revenues (under PRC Accounting Standards) by geographical segment are analysed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Regional or overseas markets is attributed to the segments if either the origin or destination of each flight segment is in Regional or overseas.

China Eastern Airlines Corporation Limited | Interim Report 2011	21

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	Segment information (cont’d)

(b)	(cont’d)

(2)	Revenue from ticket handling services, airport ground services, and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	26,665,770	22,891,501
International	10,260,432	8,962,373
Regional (Hong Kong, Macau and Taiwan)	1,855,952	1,782,299

Total	38,782,154	33,636,173

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography, and hence segment assets and capital expenditure by geographic have not been presented.

22	China Eastern Airlines Corporation Limited | Interim Report 2011

7.	Segment information (cont’d)

(c)	Reconciliation of Reportable Segment Revenue, Profit, Assets and Liabilities to the Consolidated Figures as Reported in the Condensed Consolidated Financial Information.

		(Unaudited)
		Six months ended 30 June
		2011	2010
	Note	RMB’000	RMB’000

Revenue
Reportable segment revenue		38,782,154	33,636,173
– Reclassification of business tax	(i)	(776,340)	(661,118)
– Reclassification of expired sales in advance of carriage	(i)	73,376	152,277

Consolidated revenue		38,079,190	33,127,332

		(Unaudited)
		Six months ended 30 June
		2011	2010
	Note	RMB’000	RMB’000

Profit before income tax
Reportable segment profit		2,642,834	2,167,637
– Difference in depreciation and impairment charges for aircraft, engines and rotables	(ii)	(3,283)	(29,592)
– Provision for post-retirement benefits	(iii)	(176,168)	(170,317)
– Reversal of revaluation surplus relating to land use rights		4,210	3,567

Consolidated profit before income tax		2,467,593	1,971,295

China Eastern Airlines Corporation Limited | Interim Report 2011	23

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	Segment information (cont’d)

(c)	(cont’d)

		(Unaudited)	(Audited)
		30 June	31 December
		2011	2010
	Note	RMB’000	RMB’000

Assets
Reportable segment assets		106,428,343	100,810,117
– Difference in depreciation and impairment charges for aircraft, engines and rotables	(ii)	80,864	84,147
– Reversal of revaluation surplus relating to land use rights	(iv)	(347,996)	(352,206)
– Difference in intangible asset (goodwill) arising from the acquisition of Shanghai Airlines	(v)	2,760,665	2,760,665
– Others		33,099	30,993

Consolidated total assets		108,954,975	103,333,716

		(Unaudited)	(Audited)
		30 June	31 December
		2011	2010
	Note	RMB’000	RMB’000

Liabilities
Reportable segment liabilities		86,502,388	84,233,940
– Provision for post-retirement benefits	(iii)	2,793,451	2,617,283
– Others		(79,393)	(79,393)

Consolidated total liabilities		89,216,446	86,771,830

24	China Eastern Airlines Corporation Limited | Interim Report 2011

7.	Segment information (cont’d)

(c)	(cont’d) Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)
The difference represents the differences in the useful lives and residual values of aircraft, engines and rotable adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation charges under IFRS and PRC Accounting Standards.

(iii)
In accordance with the PRC Accounting Standards, certain employees’ post- retirement benefits are recognised upon actually incurred. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees’ service period using projected unit credit method.

(iv)
Under the PRC Accounting standards, land use rights injected by parent company as capital contribution are stated at valuation less accumulated amortisation. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(v)
The determination of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired is different under IFRS and the PRC Accounting Standards, which results in difference in the intangibles/ goodwill recognised arising from the acquisition.

China Eastern Airlines Corporation Limited | Interim Report 2011	25

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

8.	Gain on fair value movements of derivatives financial instruments

Gain on fair value movements of derivatives financial instruments is mainly derived from the fair value movements of the crude oil option contracts.

9.	Finance income

	(Unaudited)
	Six months ended 30 June

	2011	2010
	RMB’000	RMB’000

Exchange gains, net (Note)	817,649	155,664
Interest income	37,405	35,272

	855,054	190,936

Note:

The exchange gains for the six months ended 30 June 2011 and 2010 primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at period-end exchange rates.

26	China Eastern Airlines Corporation Limited | Interim Report 2011

10.	Finance costs

	(Unaudited)
	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000

Interest relating to obligations under finance leases	150,879	164,871
Interest on borrowings	676,570	613,610
Interest relating to notes payable	12,913	85,499

	840,362	863,980

Less: amounts capitalised into advanced payments on acquisition of aircraft (Note)	(120,439)	(79,788)

amounts capitalised into construction in progress (Note)	(3,904)	(2,416)

	716,019	781,776

Note:

The average interest rate used for interest capitalisation is 3.91% per annum for the six months ended 30 June 2011 (2010: 3.05% per annum).

China Eastern Airlines Corporation Limited | Interim Report 2011	27

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

11.	Income tax

Income tax charged to the condensed consolidated income statement is as follows:

	(Unaudited)
	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000

Provision for PRC income tax	122,073	49,809
Deferred taxation	(2,106)	(3,920)

	119,967	45,889

Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress and became effective from 1 January 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to from 15% to 25% over a five-year period from 2008. For the six months ended 30 June 2011, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 24% (2010: 22%). Other subsidiaries, except for those incorporated in Hong Kong which subject to the Hong Kong corporate income tax rate of 16.5% (2010: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2010: 25%) under the New CIT Law.

The Group operates international flights to overseas destinations. There was no material overseas taxation for the six months ended 30 June 2011, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

28	China Eastern Airlines Corporation Limited | Interim Report 2011

12.	Earnings per share

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to owners of the parent of approximately RMB2,279 million (2010: RMB1,761 million) and the weighted average number of shares of 11,276,538,860 (2010:11,020,893,000) in issue during the six months ended 30 June 2011.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

13.	Cash flow hedges, net of tax

Cash flow hedges, net of tax, represent unrealised gains and losses arising from the valuation of interest rate swaps contracts and forward foreign exchange contracts.

14.	Dividend

The Board has not recommended any interim dividend for the six months ended 30 June 2011 (2010: Nil).

15.	Profit appropriation

No appropriation to the statutory reserves has been made during the six months ended 30 June 2011. Such appropriations will be made at year end in accordance with the PRC regulations and the Articles of Association of individual group companies.

16.	Intangible assets

	(Unaudited)	(Audited)
	30 June	31 December
	2011	2010
	RMB’000	RMB’000

Goodwill	11,269,695	11,269,695
Other intangible assets	76,673	63,681

	11,346,368	11,333,376

China Eastern Airlines Corporation Limited | Interim Report 2011	29

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

17.	Property, plant and equipment

	(Unaudited)
	Six months ended 30 June 2011
	Aircraft, engines and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2011	62,119,354	6,702,919	68,822,273
Transfers from advanced payments on acquisition of aircraft (Note 18)	1,173,689	–	1,173,689
Other additions	2,306,250	969,446	3,275,696
Depreciation charged for the period	(3,024,841)	(302,392)	(3,327,233)
Disposals	–	(12,131)	(12,131)

Carrying amounts at 30 June 2011	62,574,452	7,357,842	69,932,294

	(Unaudited)
	Six months ended 30 June 2010
	Aircraft, engines and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2010	51,729,129	4,974,431	56,703,560
Additions through the acquisition of Shanghai Airlines	6,398,471	2,121,231	8,519,702
Transfers from advanced payments on acquisition of aircraft (Note 18)	2,017,588	–	2,017,588
Other additions	3,524,277	459,725	3,984,002
Depreciation charged for the period	(2,828,892)	(341,057)	(3,169,949)
Disposals	–	(8,353)	(8,353)

Carrying amounts at 30 June 2010	60,840,573	7,205,977	68,046,550

30	China Eastern Airlines Corporation Limited | Interim Report 2011

18.	Advanced payments on acquisition of aircraft

	(Unaudited)
	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000

At beginning of period	6,356,602	5,081,174
Additions through the acquisition of Shanghai Airlines	–	1,072,367
Other additions	3,857,689	2,305,310
Interest capitalised (Note 10)	120,439	79,788
Transfers to property, plant and equipment (Note 17)	(1,173,689)	(2,017,588)

At end of period	9,161,041	6,521,051

19.	Trade receivables

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2011	2010
	RMB’000	RMB’000

Within 90 days	2,421,121	2,058,666
91 to 180 days	24,245	27,094
181 to 365 days	68,354	39,882
Over 365 days	244,572	233,202

	2,758,292	2,358,844
Less: provision for impairment of receivables	(221,160)	(231,398)

Trade receivables	2,537,132	2,127,446

Balances with related parties included in trade receivables are summarised in Note 25(b)(i).

China Eastern Airlines Corporation Limited | Interim Report 2011	31

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

20.	Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2011	2010
	RMB’000	RMB’000

Within 90 days	1,679,527	2,477,327
91 to 180 days	590,433	1,190,393
181 to 365 days	576,729	290,991
Over 365 days	266,900	316,732

	3,113,589	4,275,443

Balances with related parties included in trade payables and notes payables are summarised in Note 25(b)(ii).

As at 30 June 2011, notes payable amounted to RMB371 million (2010: RMB1,425 million), which mainly were unsecured, bore effective interest rates ranging from 4.42% to 5.27% per annum (2010: 3.48% to 4.5% per annum) and were repayable within six months.

32	China Eastern Airlines Corporation Limited | Interim Report 2011

21.	Obligations under finance leases

	(Unaudited)	(Audited)
	30 June	31 December
	2011	2010
	RMB’000	RMB’000
Within one year	2,257,027	2,137,831
In the second year	2,390,531	2,243,227
In the third to fifth years inclusive	7,080,199	6,888,718
After the fifth year	7,537,776	7,938,557

Total	19,265,533	19,208,333
Less: amount repayable within one year	(2,257,027)	(2,137,831)

Long-term portion	17,008,506	17,070,502

22.	Borrowings

	(Unaudited)	(Audited)
	30 June	31 December
	2011	2010
	RMB’000	RMB’000
Non-current
Long-term bank borrowings
– Secured	12,392,414	13,107,405
– Unsecured	7,666,903	10,247,592

	20,059,317	23,354,997

Current
Current portion of long-term bank borrowings
– Secured	2,200,226	2,011,861
– Unsecured	4,075,609	2,005,721

Short-term bank borrowings
– Secured	745,689	1,324,540
– Unsecured	12,761,216	9,868,538

	19,782,740	15,210,660

	39,842,057	38,565,657

China Eastern Airlines Corporation Limited | Interim Report 2011	33

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23.	Share capital

	(Unaudited)	(Audited)
	30 June	31 December
	2011	2010
	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each

A shares listed on The Shanghai Stock Exchange (“A Shares”)	7,782,214	7,782,214
– Tradable shares held by CEA Holding with trading moratorium	4,831,375	4,831,375
– Tradable shares held by other investors with trading moratorium	288,889	288,889
– Tradable shares without trading moratorium	2,661,950	2,661,950

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	3,494,325	3,494,325

– Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium	1,437,375	1,437,375
– Tradable shares without trading moratorium	2,056,950	2,056,950

	11,276,539	11,276,539

Note:

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the A shares and the H shares are all registered ordinary shares and carry equal rights.

34	China Eastern Airlines Corporation Limited | Interim Report 2011

24.	Commitments

(a)	Capital Commitments

The Group had the following capital commitments:

	(Unaudited)	(Audited)
	30 June	31 December
	2011	2010
	RMB’000	RMB’000

Authorised and contracted for:
– Aircraft, engines and flight equipment	88,725,602	96,262,948
– Other property, plant and equipment	181,444	844,855

	88,907,046	97,107,803

Authorised but not contracted for:
– Aircraft, engines and flight equipment	1,773,361	3,282,093

	90,680,407	100,389,896

China Eastern Airlines Corporation Limited | Interim Report 2011	35

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

24.	Commitments (cont’d)

(b)	Operating Lease Commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)		(Audited)
	30 June 2011		31 December 2010
	Aircraft, engines and flight equipment	Land and buildings	Aircraft, engines and flight equipment	Land and buildings
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	3,748,975	330,925	3,814,179	216,771
In the second year	3,476,991	176,928	3,427,740	187,636
In the third to fifth years inclusive	8,334,130	306,984	8,520,237	460,368
After the fifth year	6,955,347	2,784,252	7,829,784	2,705,609

	22,515,443	3,599,089	23,591,940	3,570,384

25.	Related party transactions

The Group is controlled by CEA Holding, which directly owns approximately 42.84% of the Company’s shares as at 30 June 2011 (2010: approximately 42.84%). In addition, through CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding, CEA Holding owns approximately 17.09% of the Company’s shares as at 30 June 2011 (2010: approximately 17.09%).

36	China Eastern Airlines Corporation Limited | Interim Report 2011

25.	Related party transactions (cont’d)

(a)	Related Party Transactions

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2011	2010
Nature of transactions	Related party	RMB’000	RMB’000
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.36% per annum (2010: 0.36% per annum)	Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	11,370	5,784

Interest expense on loans at an average rate of 4.88% per annum (2010: 4.39% per annum)	Eastern Finance	(32,227)	(25,966)

Interest expense on loans at an average rate of 5.18% per annum (2010: 5.14% per annum)	CEA Holding	(460)	(2,373)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold	Shanghai Dongmei Aviation Travel Co., Ltd. (“Shanghai Dongmei”) and its subsidiaries	(8,756)	(5,242)

China Eastern Airlines Corporation Limited | Interim Report 2011	37

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

25.	Related party transactions (cont’d)

(a)	Related Party Transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2011	2010
Nature of transactions	Related party	RMB’000	RMB’000

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment	Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	(23,562)	(26,989)

Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	(24,914)	(29,542)

	Shanghai Technologies Aerospace Co., Ltd.	(82,097)	(82,455)

	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	(496,763)	(302,916)

Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd. and its subsidiaries	(236,572)	(245,664)

Acquisition of air cargo business related assets and liabilities	CEA Holding	(187,729)	–

38	China Eastern Airlines Corporation Limited | Interim Report 2011

25.	Related party transactions (cont’d)

(a)	Related Party Transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2011	2010
Nature of transactions	Related party	RMB’000	RMB’000
Advertising expense	Eastern Aviation Advertising Services Co., Ltd.	(12,797)	(6,732)

Media royalty fee	Eastern Aviation Advertising Services Co., Ltd.	6,450	–

Maintenance and repair services fee	CEA Development Co., Ltd. and its subsidiaries	(27,163)	(19,313)

	Shanghai Hute Aviation Technology Co., Ltd.	(14,320)	(13,458)

Land and building rental	CEA Holding	(21,751)	(27,570)

China Eastern Airlines Corporation Limited | Interim Report 2011	39

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

25.	Related party transactions (cont’d)

(b)	Balances With Related Parties

(i)	Amounts due from related parties

		(Unaudited)	(Audited)
		30 June	31 December
		2011	2010
Nature	Company	RMB’000	RMB’000
Trade receivables	Kunming Dongmei Aviation Travel Co., Ltd.	11,228	12,879
	Shanghai Eastern Aviation International Travel and Transportation Co., Ltd.	11,012	11,012
	Others	17,048	14,099

		39,288	37,990

Other receivables	Eastern Import & Export	195,744	63,138
	CEA Holding	59,732	43,282
	Eastern China Kaiya System Integration	32,252	18,605
	Others	32,071	27,706

		319,799	152,731

All the amounts due from related parties are trade in nature, interest free and payable within normal credit terms given to trade customers.

40	China Eastern Airlines Corporation Limited | Interim Report 2011

25.	Related party transactions (cont’d)

(b)	Balances with Related Parties (cont’d)

(ii)	Amounts due to related parties

		(Unaudited)	(Audited)
		30 June	31 December
		2011	2010
Nature	Company	RMB’000	RMB’000
Trade payables and notes payable	Eastern Import & Export	500,459	375,602
	Shanghai Eastern Air Catering Co., Ltd.	11,191	23,743
	Others	55,577	78,859

		567,227	478,204

Other payables and accrued expenses	CEA Holding	165,681	69,864
	Others	16,515	13,777

		182,196	83,641

Except for part of the amounts due to CEA Holding, which are reimbursement  in nature, all other amounts due to related parties are trade in nature. All notes payable amounts due to related parties are interest free and payable within normal credit terms given by trade creditors.

China Eastern Airlines Corporation Limited | Interim Report 2011	41

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

25.	Related party transactions (cont’d)

(b)	Balances with Related Parties (cont’d)

(iii)	Short-term deposits and borrowings with an associate and CEA Holding

	Average interest rate		(Unaudited)	(Audited)
	30 June	31 December	30 June	31 December
	2011	2010	2011	2010
			RMB’000	RMB’000
Short-term deposits (included in Prepayments, Deposits and Other Receivables) in Eastern Finance	0.36%	0.36%	1,247,087	1,137,218

Short-term loans (included in Borrowings) from Eastern Finance	4.56%	4.26%	177,659	1,286,227

Long-term loans (included in Borrowings) from Eastern Finance	5.27%	5.00%	95,000	295,000

Long-term loans (included in Borrowings) from CEA Holding	5.18%	5.18%	–	32,000

(c)	Guarantees by Holding Company

As at 30 June 2011, bank loans of the Group with an aggregate  amount  of RMB284 million (2010: RMB575 million) were guaranteed  by CEA Holding.

42	China Eastern Airlines Corporation Limited | Interim Report 2011

26.	Seasonality

The civil aviation industry is subject to seasonal fluctuations, with peak demand generally in the third quarter of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

27.	Post balance sheet event

In August 2011, a wholly owned subsidiary of the Company, Eastern Air Overseas (Hong Kong) Corporation Limited (“the Issuer”) issued bond at face value of RMB2.5 billion with 3 years maturity and bear interest at 4% per annum (“the Bonds”). The Company has unconditionally and irrevocably guaranteed  the due payment of all sums expressed to be payable by the Issuer under the Bonds.

China Eastern Airlines Corporation Limited | Interim Report 2011	43

SELECTED OPERATING INFORMATION

	For the six months ended 30 June
	2011	2010	Change
Capacity
ATK (available tonne – kilometres) (millions)	8,801.27	8,586.24	2.50%
– Domestic routes	4,823.68	4,637.30	4.02%
– International routes	3,577.97	3,562.90	0.42%
– Regional routes	399.62	386.05	3.52%

ASK (available seat – kilometres) (millions)	62,298.77	56,381.76	10.49%
– Domestic routes	42,687.84	40,053.68	6.58%
– International routes	16,904.96	13,728.68	23.14%
– Regional routes	2,705.97	2,599.39	4.10%

AFTK (available freight tonne – kilometres) (millions)	3,194.38	3,511.89	-9.04%
– Domestic routes	981.77	1,032.47	-4.91%
– International routes	2,056.52	2,327.32	-11.64%
– Regional routes	156.08	152.10	2.62%

Hours flown (thousands)	622.17	570.83	8.99%

Traffic
RTK (revenue tonne – kilometres) (millions)	6,250.89	5,934.42	5.33%
– Domestic routes	3,488.23	3,248.54	7.38%
– International routes	2,517.98	2,442.74	3.08%
– Regional routes	244.69	243.14	0.64%

RPK (revenue passenger – kilometres) (millions)	48,563.76	42,742.54	13.62%
– Domestic routes	34,140.21	30,907.92	10.46%
– International routes	12,510.66	9,949.62	25.74%
– Regional routes	1,912.89	1,885.00	1.48%

RFTK (revenue freight tonne – kilometres) (millions)	1,921.19	2,122.40	-9.48%
– Domestic routes	439.60	489.30	-10.16%
– International routes	1,406.24	1,557.21	-9.69%
– Regional routes	75.36	75.88	-0.69%

Number of passengers carried (thousands)	33,245.59	30,120.07	10.38%
– Domestic routes	28,445.13	25,763.19	10.41%
– International routes	3,443.81	3,029.27	13.68%
– Regional routes	1,356.64	1,327.61	2.19%

Weight of freight carried (kg) (millions)	666.49	719.02	-7.31%
– Domestic routes	331.41	361.52	-8.33%
– International routes	275.17	299.77	-8.21%
– Regional routes	59.92	57.73	3.79%

44	China Eastern Airlines Corporation Limited | Interim Report 2011

	For the six months ended 30 June
	2011	2010	Change
Load factors
Overall load factor (%)	71.02	69.12	1.9pts
– Domestic routes	72.31	70.05	2.26pts
– International routes	70.37	68.56	1.81pts
– Regional routes	61.23	62.98	-1.75pts

Passenger load factor (%)	77.95	75.81	2.14pts
– Domestic routes	79.98	77.17	2.81pts
– International routes	74.01	72.47	1.54pts
– Regional routes	70.69	72.52	-1.83pts

Freight load factor (%)	60.14	60.43	-0.29pts
– Domestic routes	44.78	47.39	-2.61pts
– International routes	68.38	66.91	1.47pts
– Regional routes	48.28	49.89	-1.61pts

Yields and costs
Revenue tonne – kilometres yield (RMB)	5.66	5.08	11.42%
– Domestic routes	6.68	5.98	11.71%
– International routes	4.07	3.66	11.20%
– Regional routes	7.54	7.31	3.15%

Passenger – kilometres yield (RMB)	0.65	0.60	8.33%
– Domestic routes	0.66	0.61	8.20%
– International routes	0.61	0.57	7.02%
– Regional routes	0.80	0.76	5.24%

Freight tonne – kilometres yield (RMB)	1.86	1.98	-6.06%
– Domestic routes	1.44	1.30	10.77%
– International routes	1.87	2.07	-9.66%
– Regional routes	4.19	4.54	-7.71%

China Eastern Airlines Corporation Limited | Interim Report 2011	45

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

In the first half of 2011, confronted by the complex domestic and international economic and social environment, such as high oil prices, high inflation, interest rate hikes and concerns over Japan’s nuclear safety, the Group paid much attention to market changes and acted prudently yet proactively based on latest market development to facilitate its hub construction on the basis of its enhanced safety management, further optimizing its route network in adherence to our approach of organic growth. It took full advantage of the opportunity brought by its accession to SkyTeam by vigorously facilitating the construction of its service product system and enhance the quality of the Group’s services. Efforts were made to continue to gain depth in the restructuring of the Company and Shanghai Airlines Co., Ltd. (“Shanghai Airlines”), completing the restructuring of the three major cargo airlines (namely China Cargo Airlines Co., Ltd. (“China Cargo Airlines”), Shanghai Airlines Cargo International Co., Ltd. (“Shanghai Cargo Airlines”) and Great Wall Airlines) to increase the efficiency of resource utilization. In addition to the reform of the Group’s position-based pay scale, the Group strengthened its core management, boosted its competitiveness and generated sound results of operations despite the complexity of the operating environment.

In the first half of 2011, the Group completed (i) the purchase and finance lease of seven aircraft in total, including five A320 aircraft and two A321 aircraft; (ii) the operating-lease of three aircraft, including two B737-800 aircraft and one B777F aircraft; (iii) the disposal of six aircraft, including surrender of the lease of four MD11F aircraft, one CRJ200 aircraft and one B767 aircraft; (iv) the purchase of assets of Great Wall Airlines by China Cargo Airlines, adding three B747 aircraft. As at 30 June 2011, the Group operated a fleet of 362 aircraft, including 344 passenger aircraft and 18 freighters.

46	China Eastern Airlines Corporation Limited | Interim Report 2011

During the first half of 2011, the Group introduced eight new domestic routes including Shanghai-to-Lijiang and Hangzhou-to-Urumqi routes; an international route of Shanghai- to-Rome; and increased the frequency of flights in its international routes such as Shanghai- to-Sydney and Shanghai-to-Melbourne. In response to the change in the Japanese market following the Japan earthquake, the Group redeployed its capacity promptly by diverting some capacity away from Japanese routes to domestic routes through measures such as cancellation of routes, reduction of flight frequency and replacement of aircraft models. Furthermore, in terms of freight transportation, the Group opened two new (one domestic and one international) freight routes, namely Shanghai-to-Beijing and Shanghai-to-Singapore. The development and adjustment of routes have extended the coverage of the Group’s route network in mainland China as well as other regions in Asia, while at the same time adding to the variety of routes of the Group in the European and the United States markets.

The major business developments of the Group for the first half of 2011 are presented as follows:

Safety Management

In the first half of 2011, with the core theme of “Enhancing Safety Management Level through the Safety Management System (SMS)”, the Company strengthened its fundamentals such as safety education, training and operation, with the aim of ensuring aviation safety. As of July 2011, the Company had attained 5 million hours of safe flying in a row, and was awarded the “Flight Safety Five-star Award” （飛行安全五星獎） by the Civil Aviation Administration of China.

Passenger Traffic Business

In the first half of 2011, the Group actively adjusted the deployment of its capacity, through enlarging the capacity deployed in core markets and major markets such as Shanghai, Xi’an and Kunming, while at the same time, striving to raise the operating capability of international routes, increase high end cabin prices for international long haul routes, increase the proportion of pre-sold seats of the first class and business class cabins, thereby increasing the sales revenue of the two cabins. The Group has also accelerated the integration of the markets of the Company and Shanghai Airlines. The control of the Group over target passenger traffic market was significantly strengthened resulting in significant synergetic effect. Furthermore, the Group actively developed air-rail transportation products to push ahead the implementation of “Integration of Yangtze River Delta Market” strategy.

China Eastern Airlines Corporation Limited | Interim Report 2011	47

MANAGEMENT DISCUSSION AND ANALYSIS

Freight Business

In the first half of 2011, amid the overall downturn of the freight market, the Group completed the integration of the three major cargo airlines (China Cargo Airlines, Shanghai Cargo Airlines and Great Wall Airlines). Upon completion of the restructuring, the fleet size of the new China Cargo Airlines reached 18 aircraft, China Cargo Airlines also aligned its market organization and sales policies, while optimizing its deployment of capacity, and consolidated the Group’s market share in Shanghai’s freight transportation market. At the same time, the new China Cargo Airlines through enriching its sales and marketing, including stepping up sales efforts at key transit points to raise the pre-sold proportion of transits; expanding the sales range for the transportation of special cargoes and opening up new sales channels of special cargoes such as gauge cargoes; facilitating the pre-sale model to stabilize level of revenue; closely managing the detailed marketing arrangement of the Yangtze River Delta and strengthened the sales capability in Yangtze River Delta markets, thereby had increased the sources of income.

Costs Control

During the first half of 2011, the Group adjusted its fleet structure to lower operating costs; adjusted its debt structure to save finance costs; maintained its overall budget management to reduce controllable expenses; commenced its cost optimizing management to lower costs and focused on implementing the three major projects namely catering and in-flight supplies, aircraft maintenance and general expenses; and accelerated the disposal of non-performing assets and idle assets to improve liquidity of assets for raising the efficiency of asset utilization.

Joining SkyTeam

The Company officially joined the SkyTeam on 21 June 2011. To date, the Company has signed code-sharing agreements with 11 SkyTeam member airlines, and entered into VIP lounges and frequent flyer co-operation agreements with 13 member airlines. The Company actively participated in the development of projects relating to the SkyTeam to strengthen international cooperation in order to provide quality and extensive air transport services to both domestic and overseas passengers.

48	China Eastern Airlines Corporation Limited | Interim Report 2011

Raising Service Quality

During the first half of 2011, the Group optimised its service standards and business processes and striving to improve its service quality. With respect to soft services, the Group amended and enhanced its cabin service standard, optimised ground service processes and meal delivery service processes, strengthened the training of staff’s service skills, and improved staff’s communication skills in serving travellers. With respect to hard services, the Group accelerated the retirement of old aircraft; established and optimised the standards of the Group’s cabin facilities configuration; integrated and upgraded the VIP lounges at major airports to provide travellers with a more comfortable pre-flight environment; accelerated the upgrade of in-flight entertainment to add varieties to the system; carried out the design of in-flight supplies system and provided more meal choices to raise standards; and optimise catering and in-flight supplies in first class and business class cabins.

Information Technology

In the first half of 2011, the Group was committed to enhancing its ability to support its IT strategy. In terms of sales and marketing, it completed the integration of the e-commerce websites of the Company, Shanghai Airlines and China United Airlines Co., Ltd., released overseas websites with various language versions in order to better support the Group’s promotional and marketing activities in overseas markets. In terms of services, efforts were made to provide travellers with additional better quality services and with more features through upgrading and renovating a number of projects, such as the three major systems (i.e. reservations, departure and frequent flyers) and call centers, the further expansion of self-service projects including pioneering the use of a customized departure system at the Hongqiao hub, and the gradual expansion of the coverage of self-service check-in and mobile check-in services. In terms of operational management, the Group completed the integration of the operational control systems of the Company and Shanghai Airlines, as well as the integration of their respective aircraft maintenance systems.

China Eastern Airlines Corporation Limited | Interim Report 2011	49

MANAGEMENT DISCUSSION AND ANALYSIS

Fulfilling Social Responsibilities

In the first half of 2011, the Group was actively involved in important world events, such as the evacuation of Chinese citizens from Egypt and Libya, as well as emergency earthquake transport support in Yunnan and Japan. With the Group’s quick response, precise arrangements and its courage to overcome hardship and difficulties, 53 overtime charter flights were successfully sent to evacuate 12,000 passengers and provide 143 tonnes of supplies for the purposes of evacuation, disaster relief and peacekeeping.

Operating revenues

In the first half of 2011, the total traffic volume of the Group was 6,251 million tonne- kilometres, representing an increase of 5.33% from the same period last year, while traffic revenues were RMB35,375 million, representing an increase of 17% from the same period last year.

In the first half of 2011, passenger traffic volume was 48,564 million passenger-kilometres, representing an increase of 13.62% from the same period last year. Compared to the same period last year, passenger revenues increased by 22.58% to RMB31,794 million, accounting for 89.88% of the Group’s transportation revenues.

In the first half of 2011, passenger traffic volume on domestic routes was 34,140 million passenger-kilometres, representing an increase of 10.46% from the same period last year. Compared to the same period last year, domestic passenger revenues increased by 20.50% to RMB22,653 million, accounting for 71.25% of total passenger revenues.

In the first half of 2011, passenger traffic volume on international routes was 12,511 million passenger-kilometres, representing an increase of 25.74% from the same period last year. Compared to the same period last year, international passenger revenues increased by 33.39% to RMB7,611 million, accounting for 23.94% of total passenger revenues.

In the first half of 2011, passenger traffic volume on regional routes was 1,913 million passenger-kilometres, representing an increase of 1.48% from the same period last year. Compared to the same period last year, regional passenger revenues increased by 6.77% to RMB1,530 million, accounting for 4.81% of total passenger revenues.

50	China Eastern Airlines Corporation Limited | Interim Report 2011

In the first half of 2011, cargo and mail traffic volume was 1,921 million tonne-kilometres, representing a decrease of 9.48% from the same period last year. Freight transport revenues were RMB3,581 million, representing a decrease of 14.96% from the same period last year, accounting for 10.12% of the Group’s transportation revenue.

In the first half of 2011, other major operating revenues of the Group amounted to RMB2,704 million, representing a decrease of 9.23% compared to the same period last year. The decrease was mainly attributable to the decrease in total revenue of the subsidiaries of the Group due to the disposal of certain subsidiaries of the Company, including Shanghai Aviation Import & Export Co., Ltd., in 2010.

Operating expenses

The total operating costs of the Group for the first half of 2011 increased by 17.10% to RMB36,188 million compared to the same period last year.

In the first half of 2011, the Group’s expenditure on aircraft fuel was RMB13,377 million, representing an increase of 33.51% compared to the same period last year and accounting for 36.97% of operating costs. This increase was mainly attributable to an increase of approximately 6.05% in the aviation oil consumption of the Group as well as an increase of 25.89% in average oil prices both compared to the same period last year.

In the first half of 2011, net gain on changes in fair value of the Company was approximately RMB85 million, representing a decrease of 61.92% compared to the same period last year, which primarily consisted of a net gain on changes in fair value arising from crude oil option contracts of approximately RMB66 million, representing a decrease of 70.36% compared to the same period last year. It was primarily attributable to the decrease in fair value arising from aviation oil hedging option contracts, which in turn resulted from the year-on-year decrease in the exposure of unsettled crude oil options at the end of June 2011. In the first half of 2011, cash inflow upon settlement of crude oil option contracts of the Company was approximately RMB34 million. As at 31 December 2011, the crude oil option contracts of the Group will expire.

China Eastern Airlines Corporation Limited | Interim Report 2011	51

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2011, the Group’s take-off and landing charges were RMB3,889 million, representing an increase of 14.33% from the same period last year, and was mainly attributable to the year-on-year increase in the number of take-offs and landings, as well as an increase in unit price of the average costs of take-offs and landings.

In the first half of 2011, the Group’s depreciation and amortisation were RMB3,360 million, representing an increase of 4.45% compared to the same period last year.

In the first half of 2011, the Group’s wages, salaries and benefits expenses were RMB4,194 million, representing an increase of 19.66% compared to the same period last year and accounting for 11.59% of the operating costs. This was primarily due to an increase in salaries for staff members, an increase in the hourly flying costs and an increase in performance-based bonuses paid to staff members resulted from better performance of the Company.

In the first half of 2011, the Group’s aircraft maintenance expenses were RMB1,853 million, representing a decrease of 7.03% compared to the same period last year.

In the first half of 2011, the Group’s in-flight food and beverages expenses were RMB963 million, representing an increase of 37.39% compared to the same period last year, primarily due to the improvement of food quality and an increase in food prices.

In the first half of 2011, the Group’s aircraft operating lease rentals were RMB1,935 million, representing an increase of 0.94% compared to the same period last year.

In the first half of 2011, the Group’s selling and marketing expenses were RMB1,770 million, representing an increase of 11.17% compared to the same period last year.

In the first half of 2011, the Group’s payment of civil aviation infrastructure levies increased by 6.73% to RMB655 million compared to the same period last year.

In the first half of 2011, the Group’s office, administrative and other expenses were RMB3,716 million, which remain the same level as compared to the same period last year.

52	China Eastern Airlines Corporation Limited | Interim Report 2011

Other operating income

In the first half of 2011, the Group’s other operating income increased by 19.55% to RMB379 million, compared to the same period last year, mainly as a result of the increase in government subsidies received by the Company in the first half of 2011 for various routes as compared to the same period last year.

Finance income and finance costs

In the first half of 2011, the Group’s finance income was RMB855 million, primarily due to the steady decrease in the USD to RMB foreign exchange rate during the period, and resulted in a net foreign exchange gain of RMB818 million, representing an increase of 425.27% as compared to the same period last year. Finance costs for the current period were RMB716 million, representing a decrease of 8.41%, as compared to the same period last year. This is primarily comprised a decrease of interest accrued on loans from banks and other financial institutions as well as decreased interest accrued on finance lease obligations.

The Group generally utilises foreign exchange hedging contracts to reduce the risks in exchange rate risks for foreign currency revenues from ticket sales and expenses that are settled in foreign currencies. The Group’s foreign currency exchange mainly involves the sales of Japanese Yen or the purchase of US dollars at fixed exchange rates. As at 30 June 2011, the foreign currency hedging contracts held by the Group that are still open amounted to a notional amount of USD41 million (31 December 2010: USD48 million), which will expire during the period between 2011 and 2017.

Operating profit

The Group’s profit attributable to owners of the parent for the six months ended 30 June 2011 was RMB2,279 million, while its earnings per share attributable to owners of the parent was RMB0.20. The weighted average number of ordinary shares of the Company issued and outstanding as at 30 June 2011 was 11.277 billion shares.

China Eastern Airlines Corporation Limited | Interim Report 2011	53

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity, capital resources and capital structure

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 30 June 2011 and 30 June 2010, the Group had cash and cash equivalents of RMB4,286 million and RMB4,461 million, respectively. Net cash inflow generated from the Group’s operating activities was RMB5,515 million and RMB4,821 million, respectively for the said period. Other than expenditure on operating costs, the Group’s primary cash requirements in the first half of 2011 were for acquisitions of, and improvements in, aircraft and flight equipment, and for the payment of related indebtedness. During the period ended 30 June 2011 and 30 June 2010, the Group’s net cash employed in investment activities was RMB5,527 million and RMB4,701 million, respectively. During the period ended 30 June 2011 and 30 June 2010, the net cash inflow generated from the Group’s financing activities was RMB1,230 million and RMB2,626 million, respectively, and was mainly derived from bank borrowings.

The Group generally operates with net current liabilities. As at 30 June 2011, the Group’s current liabilities exceeded its current assets by RMB30,954 million. The Group has previously arranged, and believes it will be able to continue to arrange, short-term loans through domestic foreign banks in the PRC to meet its working capital requirements.

The Group monitors its capital on the basis of its gearing ratio, which is calculated as total liabilities divided by total assets. As at 30 June 2011, the gearing ratio of the Group was 0.82.

As at 31 December 2010 and 30 June 2011, the Group’s short-term loans were RMB11,193 million and RMB13,507 million, respectively, and the Group’s long-term loans were RMB27,373 million and RMB26,335 million, respectively. As at 31 December 2010, the Group’s long-term loans payable within two years, from three to five years and beyond five years were RMB12,180 million, RMB8,672 million and RMB6,521 million, respectively, as compared to RMB14,151 million, RMB5,971 million and RMB6,213 million, respectively, as at 30 June 2011.

The Group’s obligations under finance leases as at 31 December 2010 and 30 June 2011 were RMB19,208 million and RMB19,266 million, respectively. As at 31 December 2010, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB4,381 million, RMB6,889 million and RMB7,938 million, respectively, as compared to RMB4,648 million, RMB7,080 million and RMB7,538 million, respectively, as at 30 June 2011.

54	China Eastern Airlines Corporation Limited | Interim Report 2011

As at 31 December 2010, the Group’s loans comprised USD-denominated loans equivalent to RMB22,072 million, and RMB-denominated loans of RMB16,494 million. Fixed-interest rate loans accounted for 16.80% of the total loans, and floating-interest rate loans accounted for 83.20% of the total loans. As of 30 June 2011, the Group’s loans comprised USD-denominated loans equivalent to RMB22,965 million and RMB-denominated loans of RMB16,877 million. Fixed-interest rate loans accounted for 8.68% of total loans, and floating-interest rate loans accounted for 91.32% of total loans.

As at 31 December 2010, the Group’s obligations under finance leases comprised USD- denominated obligations equivalent to RMB16,740 million, RMB-denominated obligations of RMB1,435 million and Singapore dollar-denominated obligations equivalent to RMB1,033 million. As at 30 June 2011, the Group’s obligations under finance leases comprised USD- denominated obligations equivalent to RMB17,149 million, RMB-denominated obligations of RMB1,265 million and Singapore dollar-denominated obligations equivalent to RMB852 million. As at 31 December 2010 and 30 June 2011, the Group’s finance leases comprised only floating- rate obligations.

Pledges on assets and contingent liabilities

The Group generally finances the purchases of aircraft, which is then secured by its assets. As at 30 June 2011, the total value of the Group’s secured assets was RMB19,432 million, representing a decrease of 6.58%, from RMB20,800 million as at 31 December 2010.

Employees

As at 30 June 2011, the Group had approximately 57,212 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. In the first half of 2011, the Group was not involved in any major labour disputes with its employees, nor did it experience a substantial decrease in employees headcount. In addition, the Group did not encounter any difficulty in recruiting new employees.

China Eastern Airlines Corporation Limited | Interim Report 2011	55

MANAGEMENT DISCUSSION AND ANALYSIS

Outlook for the second half of 2011

The Group would like to caution readers that this report contains certain forward-looking statements, including descriptions of the Group’s future operating plans for the second half of 2011 and beyond, and forward-looking statements relating to the global and Chinese economies and the aviation markets. Such forward-looking statements are subject to many uncertainties and risks, and actual events may be materially different from that which is described in these forward-looking statements.

Despite the sound operating efficiency of the Group in the first half of 2011, the Group is fully aware of the challenges ahead, which may hinder its future development. These factors include the increased uncertainty and volatility of the global economy, as the effects of inflation may affect economic recovery and result in an negative impact on the growth of the aviation industry. In addition, the expectation of future interest rate increases in the PRC may further increase the Group’s finance costs. Lastly, pressures relating to the Group’s fuel costs pressure is still relatively high, despite recent decreases in international crude oil prices.

Taking into account the complexity of the current economic environment and the day-to-day conditions of the Group, the following are some of the Group’s planned measures:

(1)
Adhering to the “Safety First, Prevention as Priority, Comprehensive Management, Continuous Improvement” approach, the Group will continue to improve the quality of SMS operations, operations firmly implement measures, strengthen supervision and inspection, further enhance its safety responsibility system and reinforce the foundations of safety management.

(2)
Continue to optimize the deployment of capacity, reasonably adjust the structure of route networks, seek potential destinations for domestic flights, and strengthen the Group’s operating capabilities for international routes by utilising alliance resources available from SkyTeam.

(3)
Firmly implement the strategy of “Integration of the Yangtze River Delta Market” in order to thoroughly explore air-rail transportation products; deepen structural reform and strengthen sales and marketing in passenger and cargo transportation markets to diversify the operating capabilities of the Group.

56	China Eastern Airlines Corporation Limited | Interim Report 2011

(4)
Endeavour to enhance the service quality, enhance the service management system, optimise service products, improve service standards, standardize service processes, strengthen service awareness, enhance integrated service capabilities, reasonably increase resources deployment and improve hardware facilities.

(5)	Based on a cost optimisation strategy, adopt various measures to reduce costs and expenses; strengthen capital strategies and lower finance costs.

(6)
Based on the formation of a risk management and internal control system established in the first half of 2011, the Company will continue to thoroughly optimise and enhance our risk management and internal control, with a view of providing strong support for the implementation of the Company’s mid and long-term development strategies.

Fleet Planning

As at 30 June 2011, the following sets forth details of our aircraft that are on order, and are scheduled and/or expected to be introduced and put into service, as of the periods below:

	Type of	Number of
Year of Delivery	aircraft	aircraft
Second half of 2011	A320	12
	A332	2
	B737-700	2
	B737-800	1
	B777F	1

2012	A319	7
	A320	19
	A321	5
	A330	6
	B737-700	2
	B737-800	10

China Eastern Airlines Corporation Limited | Interim Report 2011	57

MANAGEMENT DISCUSSION AND ANALYSIS

Material Matters

1.	Dividends

The Board did not recommend a payment of any interim dividend for the half year ended 30 June 2011.

2.	Share capital structure

		Approximate
	Total number	percentage of
	of Shares	shareholding
		(%)
I. A shares
1. Listed shares with trading moratorium	5,120,263,860	45.41
2. Listed shares without trading moratorium	2,661,950,000	23.60

II. H shares	3,494,325,000	30.99

III. Total number of shares	11,276,538,860	100

3.	Substantial Shareholders

So far as the directors of the Company (the “Directors”) are aware, each of the following persons, not being a Director, chief executive, supervisor of the Company or member of the Company’s senior management, had, as at 30 June 2011, an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”), or was otherwise, as at 30 June 2011, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2011, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company:

58	China Eastern Airlines Corporation Limited | Interim Report 2011

As at 30 June 2011
			Approximate	Approximate	Approximate
			percentage of	percentage of	percentage of
			shareholding	shareholding	shareholding
			in the	in the	in the
			Company’s	Company’s	Company’s
	Nature of	Number of	total issued	total issued	total issued	Short
Name of shareholders	shares held	shares held	share capital	A shares	H shares	position

China Eastern Air Holding Company (“CEA Holding”)	A shares	4,831,375,000	42.84%	62.08%	—	—

CEA Holding (Note 1)	H shares	1,927,375,000	17.09%	—	55.16%	—

HKSCC Nominees Limited (Notes 2 to 3)	H shares	3,476,060,299	30.83%	—	99.48%	—

Notes:

Based on the information available to the Directors as at 30 June 2011 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of and understand, as at 30 June 2011:

1.	Such H shares were held by CES Global Holdings (Hong Kong) Limited (“CES Global”), in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

2.
Among the 3,476,060,299 H shares held by HKSCC Nominees Limited, 1,927,375,000 H shares (representing approximately 55.16% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was owned as to 100% by CEA Holding.

China Eastern Airlines Corporation Limited | Interim Report 2011	59

MANAGEMENT DISCUSSION AND ANALYSIS

3.
Among the 3,476,060,299 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had, through controlled corporations, an interest in an aggregate of 217,388,000 H shares (representing approximately 6.22% of the Company’s then total issued H shares). JPMorgan Chase & Co. had interest in the aforesaid 217,388,000 H shares of the Company in manner as follows:

(a)
111,000,000 H shares (representing approximately 3.18% of the Company’s then total issued H shares) were held by JPMorgan Asset Management (Singapore) Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(b)
51,860,000 H shares (representing approximately 1.48% of the Company’s then total issued H shares) were held by JF Asset Management Limited in the capacity of investment manager, which in turn was 100% held by JPMorgan Asset Management (Asia) Inc., which in turn was 100% held by JPMorgan Asset Management Holdings Inc., which in turn was 100% held by JPMorgan Chase & Co.;

(c)
50,728,000 H shares (representing approximately 1.45% of the Company’s then total issued H shares) were held in lending pool by JPMorgan Chase Bank, N.A. in the capacity of approved lending agent, which in turn was 100% held by JPMorgan Chase & Co.;

(d)
2,800,000 H shares (representing approximately 0.08% of the Company’s then total issued H shares) were held by J.P. Morgan Securities Ltd. in the capacity of beneficial owner, which in turn was 98.95% held by J.P. Morgan Chase International Holdings, which in turn was 100% held by J.P. Morgan Chase (UK) Holdings Limited, which in turn was 100% held by J.P. Morgan Capital Holdings Limited, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co.; and

(e)
1,000,000 H shares (representing approximately 0.03% of the Company’s then total issued H shares) were held by J.P. Morgan Whitefriars Inc. in the capacity of beneficial owner, which in turn was 100% held by J.P. Morgan Overseas Capital Corporation, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co..

60	China Eastern Airlines Corporation Limited | Interim Report 2011

4.
Among the 3,476,060,299 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. also had, through controlled corporations, a short position in an aggregate of 2,800,000 H shares (representing approximately 0.08% of the Company’s then total issued H shares). Such short position of 2,800,000 H shares were held by J.P. Morgan Securities Ltd. in the capacity of beneficial owner, which in turn was 98.95% held by J.P. Morgan Chase International Holdings, which in turn was 100% held by J.P. Morgan Chase (UK) Holdings Limited, which in turn was 100% held by J.P. Morgan Capital Holdings Limited, which in turn was 100% held by J.P. Morgan International Finance Limited, which in turn was 100% held by Bank One International Holdings Corporation, which in turn was 100% held by J.P. Morgan International Inc., which in turn was 100% held by JPMorgan Chase Bank, N.A., which in turn was 100% held by JPMorgan Chase & Co..

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2011, among the 3,476,060,299 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	Shareholdings of Directors, Supervisors and Senior Management

As at 30 June 2011, the interests of Directors, supervisors, chief executives and senior management in the Company’s issued share capital are as follows:

		Number of listed	Capacity in
		A shares of the	Which
		Company held –	the A shares
Name	Position	personal interest	were held
Liu Shaoyong	Chairman	0	—
Li Jun	Vice Chairman	0	—
Ma Xulun	Director, President	0	—
Li Yangmin	Director, Vice President	3,960 A shares	Beneficial owner
(Note1)
Luo Zhuping	Director, Company	11,616 A shares	Beneficial owner
	Secretary	(Note 2)

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MANAGEMENT DISCUSSION AND ANALYSIS

		Number of listed	Capacity in
		A shares of the	which
		Company held –	the A shares
Name	Position	personal interest	were held
Sandy Ke-Yaw Liu	Independent non-executive Director	0	—
Wu Xiaogen	Independent non-executive Director	0	—
Ji Weidong	Independent non-executive Director	0	—
Shao Ruiqing	Independent non-executive Director	0	—
Yu Faming	Chairman of the Supervisory Committee	0	—
Xu Zhao	Supervisor	0	—
Yan Taisheng	Supervisor	0	—
Feng Jinxiong	Supervisor	0	—
Liu Jiashun	Supervisor	3,960 A Shares	Beneficial owner
		(Note 1)
Zhang Jianzhong	Vice President	0	—
Zhao Jinyu	Vice President	0	—
Tang Bing	Vice President	0	—
Wu Yongliang	Chief Financial Officer	3,696 A Shares	Beneficial owner
		(Note 3)

Note 1:	representing approximately 0.000051% of the Company’s total issued listed A shares (7,782,213,860 A shares in total) as at 30 June 2011.

Note 2:	representing approximately 0.000149% of the Company’s total issued listed A shares (7,782,213,860 A shares in total) as at 30 June 2011.

Note 3:	representing approximately 0.000047% of the Company’s total issued listed A shares (7,782,213,860 A shares in total) as at 30 June 2011.

62	China Eastern Airlines Corporation Limited | Interim Report 2011

Save as disclosed above, as at 30 June 2011, none of the Directors, chief executive, Supervisors or members of the Company’s senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to (i) be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO) ,or (ii) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or (iii) which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

5.	Purchase, sale or redemption of securities

During the half year ended 30 June 2011, neither the Company nor its subsidiaries purchased, sold or redeemed any of its issued securities (“Securities” having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules without taking into account any issue of new securities.
During the six months ended 30 June 2011, the Company has adopted a model code on no less exacting terms than the Model Code as its code of conduct regarding the securities transactions of the directors of the Company (the “Directors”). Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the required standards of conduct as set forth in the Model Code and its code of conduct regarding Directors’ securities transactions.

6.	Corporate Governance Practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and is of the view that the Company’s corporate governance practices for the six months ended 30 June 2011 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

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MANAGEMENT DISCUSSION AND ANALYSIS

7.	Material litigation and arbitration

For the half year ended 30 June 2011, the Group was not involved in any material litigation or arbitration.

8.	Audit and Risk Management Committee

The Audit Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board the relevant internal control and financial reporting issues, including a review of the unaudited interim financial statements for the six months ended 30 June 2011.

The Audit Committee does not have any differences in opinion on the accounting principles and methodology adopted by the Group.

9.	Changes in personnel

	Date of Appointment/	Approval
Name	Termination	Organisation	Position
Termination
Luo Chaogeng	29 June 2011	2010 annual general meeting	Director
Liu Jiangbo	13 June 2011	6th meeting of the sixth session of the Supervisory Committee	Chairman of the Supervisory Committee
Liu Jiangbo	29 June 2011	2010 annual general meeting	Supervisor

New Appointment
Li Yangmin	29 June 2011	2010 annual general meeting	Director
Yu Faming	29 June 2011	2010 annual general meeting	Supervisor
Yu Faming	29 June 2011	7th meeting of the sixth session of the Supervisory Committee	Chairman of the Supervisory Committee

64	China Eastern Airlines Corporation Limited | Interim Report 2011

10.	Miscellaneous

The Company would like to highlight the following information:

(1)
On 1 August 2011, Eastern Air Overseas (Hong Kong) Corporation Limited, a subsidiary of the Group, issued guaranteed Renminbi-denominated bonds of RMB2.5 billion with an interest rate of 4% per annum for a period of three years with a maturity date of 8 August 2014. The issuance was completed on 8 August 2011. For further details, please refer to the announcement of the Company issued in Hong Kong dated 2 August 2011.

(2)
The annual caps for the continuing connected transactions of the Company, which were approved by the Board and at the general meeting of the Company, and their actual amounts incurred up to 30 June 2011 are set out as follows:

	Incurred up to	The approved
Category	30 June 2011	2011 annual caps
	(RMB)	(RMB)
Financial services (balance of deposit)	1,250 million	4,000 million
Catering services	236.572 million	825 million
Import and export agency services	23.562 million	81.9 million
Maintenance services	27.163 million	103.32 million
Property leasing	21.751 million	79.8 million
Advertising agency services	12.797 million	36 million
Sales agency services (agency fees)	8.756 million	80 million
Media resources operation services	6.45 million	40 million

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman

Shanghai, the People’s Republic of China
29 August 2011

China Eastern Airlines Corporation Limited | Interim Report 2011	65

MANAGEMENT DISCUSSION AND ANALYSIS

As at the date of this report, the Directors are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

66	China Eastern Airlines Corporation Limited | Interim Report 2011